Mail Stop 6010

March 9, 2006

Sam B. Humphries
President and Chief Executive Officer
Uroplasty, Inc.
2718 Summer Street N.E.
Minneapolis, Minnesota 55413-1180

      Re: **Uroplasty, Inc.**
               Amendment No. 1 to Registration Statement on Form SB-2
               Filed February 21, 2006
               File No. 333-128313

Dear Mr. Humphries:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Selling Shareholders, page 51

1.   We note your revised disclosure beginning on page 51 regarding selling shareholders, and reissue comments originally issued in our September 27, 2005 letter:
   - Please complete the blanks in the "All other holders" row of the Selling Shareholders table;
   - Identify the individuals who beneficially own the shares held by the entities named in the table; and
   - Tell us whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Jeffrey C. Robbins, Esq. – Messerli & Kramer P.A.